UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

TRX, Inc.
File No. 333-124741- CF#21057

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TRX, Inc. submitted an application under Rule 406 requesting an extension of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 9, 2005, as amended.

Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.17	until October 17, 2012
Exhibit 10.18	until April 16, 2013
Exhibit 10.21	until October 17, 2012
Exhibit 10.40	until October 17, 2012
Exhibit 10.41	until October 17, 2012
Exhibit 10.42	until October 17, 2012
Exhibit 10.43	until October 17, 2012
Exhibit 10.44	until October 17, 2012
Exhibit 10.47	until October 17, 2012
Exhibit 10.48	until October 17, 2012
Exhibit 10.50	until October 17, 2012
Exhibit 10.52	until October 17, 2012
Exhibit 10.54	until January 15, 2013
Exhibit 10.55	until January 15, 2013
Exhibit 10.56	until October 17, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel